Exhibit 99.1

RISE Education Announces Receipt of a Preliminary Non-Binding Proposal to Acquire Substantially All

Assets of the Company

BEIJING, October 27, 2021 –RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated October 18, 2021, from Ms. Lihong Wang, chairwoman of the Board and chief executive officer of the Company (“Ms. Wang”), to acquire (i) all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd (“WFOE”) indirectly held by the Company, and Beijing Step Ahead Education Technology Development Co., Ltd., a variable interest entity controlled by the Company and WFOE (“VIE”), and (ii) all of the intellectual properties used in the conduct of business of WFOE and VIE and owned by Rise Education International Limited, a wholly-owned indirect subsidiary of the Company (the entities and assets described in (i) and (ii), representing substantially all assets of the Company, collectively the “Target”). The purchase price for the Target is calculated based on the total enterprise value of the Target which is effectively equivalent to existing liabilities and obligations of the Target (including prepaid tuition fees but excluding indebtedness incurred under that certain offshore loan facility agreement among the Company, CTBC Bank Co., Ltd. and other parties thereto (the “CTBC Facility”)). The equity value of the Target and the purchase price that will actually be received by the Company in the transaction contemplated by the Proposal Letter (the “Proposed Transaction”) will be zero. The Proposed Transaction will be subject to the consent by the lenders under the CTBC Facility.

The Board, with Ms. Wang recused, began to carefully evaluate the Proposal Letter and the Proposed Transaction. The Board has engaged China Renaissance Securities (Hong Kong) Limited as its financial advisor. In this process, the Board will work with its legal and financial advisors to evaluate the Proposed Transaction and explore any other alternatives available to the Company that would be in the best interest of the Company and its shareholders.

There can be no assurance that (i) the Proposal Letter will not be withdrawn, (ii) the lenders under the CTBC Facility will consent to the Proposed Transaction, (iii) any definitive agreement relating to the Proposed Transaction will be entered into, or (iv) the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Luna Xing

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191